ICZOOM GROUP INC.

March 27, 2024

VIA EDGAR

Ms. Kate Beaukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.
Registration Statement on Form F-1/A (File No. 333-275708) Request For Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ICZOOM Group Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 9:00 a.m., Washington, D.C. time, on March 29, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Robinson & Cole LLP, request by telephone that such Registration Statement be declared effective.

If you have any further questions, please contact the Company’s U.S. securities counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

ICZOOM Group Inc.

By:	/s/ Lei Xia
Name:	Lei Xia
Title:	Chief Executive Officer

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen